

08030440

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB *
3/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 27 2008

SEC FILE NUMBER
8-66903

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___January 1, 2007_____ AND ENDING December 31, 2007_____

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tor Brokerage, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

_____115 River Road_____
(No. and Street)

_____Edgewater_____New Jersey_____07020_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____Victor Sandor_____201-941-0002_____
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____Halpern & Associates, LLC_____
(Name – if individual, state last, first, middle name)

_____218 Danbury Road_____Wilton_____Connecticut_____06897_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 17 2008

**THOMSON
FINANCIAL**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

XD
3/14/08

OATH OR AFFIRMATION

I, ___Victor Sandor_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Tor Brokerage, LLC_____ , as of ____December 31_____, 2007_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Graciela Delgado
Notary Public of N.J.
Commission Expires
8/26/2010

_____
Notary Public

_____
Signature

PRESIDENT
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOR BROKERAGE, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007



Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Tor Brokerage, LLC

We have audited the accompanying statement of financial condition of Tor Brokerage, LLC (the "Company"), as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Tor Brokerage, LLC. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 18, 2008

TOR BROKERAGE, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	12,004
Receivable from broker		52,928
Prepaid expenses		4,682
Equipment (at cost, net of accumulated depreciation of $123)		7,260
TOTAL ASSETS	$	76,874

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accrued expenses and other liabilities	$	28,676
MEMBERS' EQUITY		48,198
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	76,874

The accompanying notes are an integral part of this statement.

TOR BROKERAGE, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Tor Brokerage, LLC (the "Company") was organized in the State of Delaware in February 2005 and began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission in October 2005. In this capacity, it executes both riskless principal and agency transactions for its customers through its brokers, Lime Brokerage, LLC ("Lime") and FutureTrade Securites, LLC ("FT). Additionally, the Company was approved to conduct soft dollar transactions by the Financial Industry Regulatory Authority.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to Lime Brokerage who has a correspondent relationship for execution and clearance with its clearing brokers, Goldman Sachs Execution and Clearing, L.P. and FuturesTrade Securities, in accordance with the terms of clearance agreements. In connection therewith, the Company has agreed to indemnify the clearing brokers for losses that the clearing brokers may sustain related to the Company's customers. After December 31, 2007, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with those transactions are held by the clearing brokers as collateral for the amounts owed.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

In September 2006, Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements", was issued and is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair values measurements. Effective January 1, 2008, management has implemented SFAS 157 and has determined that it bears no material effect on the financial statements as presented.

3. SOFT DOLLAR ARRANGEMENT

Research expenses of $350,000 included in the statement of income, primarily represent soft dollar payments for research services provided to the Company's customers.

4. INCOME TAXES

The Company is recognized as a Limited Liability Company, (an "LLC"), by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The members are liable for federal and state income taxes on the Company's taxable income.

5. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $36,256, which exceeded the minimum requirement of $5,000 by $31,256. The Company's ratio of aggregate indebtedness to net capital was 0.79 to 1.

END